Skadden, Arps, Slate, Meagher & Flom LLP
	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116	FIRM/AFFILIATE OFFICES CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com
DIRECT DIAL 617-573-4814 DIRECT FAX 617-305-4814 EMAIL ADDRESS Thomas.Decapo@SKADDEN.COM	July 10, 2020	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR Christopher Bellacicco Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	NexPoint Strategic Opportunities Fund (File No. 811-21869)

Dear Mr. Bellacicco:

Thank you for your oral comments on July 1, 2020 regarding the Preliminary Proxy Statement on Schedule 14A filed by NexPoint Strategic Opportunities Fund (the “Fund”) on June 22, 2020 (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (the “Commission,” and the staff thereof, the “Staff”). We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes are reflected in a Definitive Proxy Statement on Schedule 14A, filed on the date hereof (the “Definitive Proxy Statement”).

Your comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Definitive Proxy Statement.

***

Christopher Bellacicco

July 10, 2020

Comments and Responses

1.	Please confirm that the Fund will file as correspondence on Form CORRESP the letter addressed to the Staff dated June 23, 2020.

The Fund has filed the referenced letter as requested.

2.	Please provide additional disclosure in the introductory paragraph of the letter to shareholders regarding the rationale for the Business Change Proposal.

The Fund has added the following disclosure to the introductory paragraph of the letter to shareholders, as requested:

The Board, including the members of the Board who are not interested persons (as defined in the Investment Company Act of 1940 (the “1940 Act”)) of the Fund (the “Independent Trustees”), believes that the Business Change Proposal is in the best interest of shareholders because it believes it is the best path for the Fund to increase shareholder value over time. The Business Change Proposal is expected to have the potential to increase shareholder value for the following reasons:

3.	Please explain supplementally what is meant by “risk adjusted return” in the first bullet point in the letter to shareholders.

The Fund has added the underlined disclosure to the first bullet point and additional disclosure regarding the calculation of such returns to the Questions & Answers section of the Proxy Statement:

Shareholder letter:

Potential to provide investors with a superior risk adjusted return compared to equity, fixed income, and distressed debt markets through real estate investments over the next decade. Risk-adjusted return is a calculation of the potential profit from an investment that takes into account the degree of risk associated with such investment. Please refer to the “Questions & Answers” section of this Proxy Statement for more information on how risk adjusted return is calculated.

Questions and Answers:

Potential to provide investors with a superior risk adjusted return compared to equity, fixed income, and distressed debt markets through real estate investments over the next decade. Risk adjusted return is a calculation of the potential profit from an investment that takes into account the degree of risk associated with such investment. One measure of risk adjusted return is the Sharpe ratio, which is a measurement of return or profit per unit of risk. The Sharpe ratio measures the return or profit that exceeds the risk-free rate, per unit of risk as measured by the standard deviation. This is calculated by taking the return of the investment, subtracting the risk-free rate, and then dividing this by the investment’s standard deviation.

Christopher Bellacicco

July 10, 2020

4.	Please note that preliminary proxy materials should be marked as such pursuant to Rule 14a-6(e) under the Exchange Act.

The Fund notes the Staff’s comment.

5.

Under the heading “Why is the Board Recommending the Business Change Proposal?” on page 8 of the Preliminary Proxy Statement, please provide additional disclosure about the potential drawbacks of the Business Change Proposal. The Staff notes that the information presented in the Questions and Answers section should be fair and balanced.

The Fund has added the underlined disclosure under the referenced heading in the Questions and Answers section:

Please refer to Appendix A for additional information regarding these statements. In connection with the Board’s approval of the Business Change Proposal, the Board also considered potential risks associated with the Fund’s conversion to a REIT (the “Conversion”), including (i) the complexity and unique nature of the transaction; (ii) risks related to current market conditions, including market volatility related to COVID-19; (iii) potential delays in receiving the Deregistration Order or in implementing the Fund’s investment strategy as a REIT; (iv) the requirement to qualify as a REIT for tax purposes by March 31, 2021 (discussed below); (v) inherent risks in increasing the Fund’s exposure to real estate; (vi) the risk that the Fund’s exemption from the 1940 Act through a decrease in assets that qualify as “securities” under the 1940 Act is not viewed favorably by the SEC Staff; and (vii) conflicts of interest as noted in the Fund’s offering documents. For a detailed discussion of the principal considerations taken into account by the Board and a discussion of the potential risks in implementing the Business Change Proposal, see “Business Change Proposal—Reasons for the Proposed Change” and Appendix B.

6.

The fourth paragraph under the heading “Does our Adviser Have Experience Managing REIT? Will There Be any Changes to the Fund’s Investment Advisory Agreement in Connection with the Business Change Proposal?” on page 11 contains the following disclosure:

Management fee expenses, as well as other operating expenses, are expected to increase as the Business Change Proposal becomes fully implemented following receipt of the Deregistration Order due to increased costs associated with an increase in the Fund’s gross assets; however, these expenses are projected to be offset by higher projected income attributable to increased cash flows from leveraged real estate assets, resulting in higher projected net income per common share (thus supporting a potentially higher distribution rate in the long term) than without the implementation of the Business Change Proposal.

Please make this disclosure more prominent.

Christopher Bellacicco

July 10, 2020

The Fund has made this disclosure more prominent by placing the disclosure in a separate paragraph and adding introductory language (underlined below) indicating to shareholders that they should take special note of this disclosure. The disclosure now reads as follows:

It is important for shareholders to be aware that management fee expenses, as well as other operating expenses, are expected to increase as the Business Change Proposal becomes fully implemented following receipt of the Deregistration Order due to increased costs associated with an increase in the Fund’s gross assets; however, these expenses are projected to be offset by higher projected income attributable to increased cash flows from leveraged real estate assets, resulting in higher projected net income per common share (thus supporting a potentially higher distribution rate in the long term) than without the implementation of the Business Change Proposal.

7.	Please clarify what is meant by the term “NHF” on page 11.

The Fund has made the requested change.

8.	Please clarify what is meant by the term “Highland complex” in the first bullet point on page 15.

The Fund has updated the disclosure to delineate between (i) the “Funds Complex”, which is comprised of investment companies registered under the 1940 Act, advised by NexPoint Advisors, L.P. or Highland Capital Management Fund Advisors, L.P., and overseen by the Fund’s Board of Trustees; and (ii) the “REIT Complex”, as defined on page 10 of the Definitive Proxy Statement, which is comprised of real estate investment trusts advised by subsidiaries of NexPoint Advisors, L.P., and which are overseen by separate boards of directors than the Fund’s Board of Trustees. The referenced disclosure has been revised as follows:

The Board considered pro forma fees and expenses associated with implementing the Business Change Proposal and associated with operating as a diversified REIT, including expense information relating to other REITs in the ~~Highland complex~~REIT Complex.

9.

We note the disclosure describing the proposed changes to the Fund’s fundamental investment restrictions regarding investments in real estate and originating loans. For each of these proposed changes, please provide an analysis explaining why the Fund is not presenting each change as a separate proposal to its shareholders; for example, and without limitation, we note that the Business Change Proposal would (i) convert the Fund into a REIT; (ii)

Christopher Bellacicco

July 10, 2020

permit the Fund to purchase and sell real estate; and (iii) permit the Fund to originate loans. The Staff makes reference to IM Guidance Update 2014-02.

The Fund is aware of the Staff guidance regarding the requirements to unbundle certain proposals. As you know, that guidance states that “[m]ultiple matters that are so ‘inextricably intertwined’ as to effectively constitute a single matter need not be unbundled.” The elements of the Business Change Proposal comprise a unitary matter on which shareholders are being asked to vote because the sole reason for the Fund to make any of the component changes is to effectuate and obtain the benefits of the Business Change Proposal as a whole. As stated in the Preliminary and Definitive Proxy Statements, the change in the Fund’s business from a registered investment company that makes equity investments in real estate related securities to a diversified REIT that invests in various commercial real estate property types and the amendment to the Fund’s fundamental investment restrictions to allow the Fund to invest directly in real estate and to make loans, are all part of the plan to allow the Fund to engage in its new business. Each of these component steps is necessary in order to implement to Business Change Proposal as contemplated by the Fund’s Board of Trustees and as described in the Preliminary and Definitive Proxy Statements. Each of these component steps is therefore inextricably intertwined. Including separate proposals to approve each component or a group of components is impractical because it could lead to inconsistent voting results that would thwart the overall purpose of the Business Change Proposal. If Fund shareholders do not support the steps that the Fund will take to change its business, they can vote against the Business Change Proposal as a whole. The Fund believes this option satisfies the SEC intent, when it adopted the unbundling rule, to give shareholders the opportunity to communicate their views to the board of directors on particular matters. (Exchange Act Release No. 31326, October 16, 1992, Section II.H.). The Fund also notes that in prior instances of a registered investment company converting into a REIT (see e.g., RMR Real Estate Income Fund and Global Self Storage), the conversion involved, among other changes, amendments to the fund’s fundamental investment restrictions and such changes to the fund’s fundamental investment restrictions were not presented as a separate proposals to the fund’s shareholders. The Fund, therefore, respectfully submits the Business Change Proposal should be submitted to shareholders as a single proposal.

10.	Please disclose any anticipated changes to the structure of the Fund’s board committees following deregistration.

The Fund has added the following disclosure under the heading “Trustees of the Fund” on page 29:

The structure of the Fund’s committees may be changed in the future in order to comply with the applicable corporate governance requirements of the NYSE or other national securities exchange on which the Fund’s shares are listed.

Christopher Bellacicco

July 10, 2020

11.

The heading on page 42 states “Directors and Officers of the Adviser,” however neither the table under this heading nor the introductory paragraph thereto contains disclosure regarding directors of the Adviser. Please reconcile this discrepancy.

The Fund does not believe that the disclosure regarding the directors and executive officers of the Adviser is required to be included in the Definitive Proxy Statement. Accordingly, the Fund has removed the section captioned “Directors and Officers of the Adviser” in the Definitive Proxy Statement.

12.	Please provide a proxy card and note that the Staff may have additional comments on reviewing the proxy card.

The Fund has included a proxy card in the Definitive Proxy Statement.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814.

Best regards,

/s/ Thomas A. DeCapo

Thomas A. DeCapo